September 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:	Xfone, Inc.
Registration Statement on Form S-1
Filed July 14, 2011
File No. 333-175572

Dear Mr. Spirgel:

Reference is made to that certain acceleration request filed September 8, 2011 via EDGAR (the “Prior Acceleration Request”).  Xfone, Inc. (the “Company”) hereby amends and supersedes the Prior Acceleration Request, and hereby requests pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., September 12, 2011 or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

·
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

By:	/s/ Guy Nissenson
Guy Nissenson
President and CEO